UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	31 December 2024 - Completion of additional 33% stake in China JV

99.1

Haleon plc: Completion of additional 33% stake in China JV

31 December 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces that it has completed the acquisition of an additional 33%1 equity interest in Tianjin TSKF Pharmaceutical Co. Ltd ("TSKF"), its joint venture in China from its partners, Tianjin Pharmaceutical Group ("TPG") and Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited ("DRTG").

On 27 September 2024, Haleon announced that it had entered into an agreement to acquire an additional 33%1 equity interest in TSKF for a total consideration of RMB 4,465 million (c. £0.5 billion). The transaction is expected to be accretive to EPS.

This announcement follows the approval by DRTG's shareholders at the DRTG Extraordinary General Meeting on 22 November 2024. All other applicable necessary clearances have also been obtained.

As noted in the initial announcement, Haleon and DRTG have agreed that Haleon has an option to acquire and DRTG an option to sell the remaining 12% shareholding in TSKF.

Notes

1.	This transaction consists of a simultaneous and inter-conditional purchase of the entire 20% equity interest in TSKF held by TPG and a 13% equity interest in TSKF held by DRTG.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Rakesh Patel	+44 7552 484646	Zoë Bird	+44 7736 746167
Emma White	+44 7823 523562	Gemma Thomas	+44 7985 175048
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

About TSKF
Founded in 1984, TSKF is a joint venture of Haleon, TPG and DRTG in China. TSKF is a leading OTC company that manufactures and distributes renowned products under Haleon's brands in China, such as Fenbid, Contac, Bactroban, Voltaren and Flixonase in major therapeutic areas such as Pain Relief, Respiratory Health and Skin Health.

About TPG
TPG is a large-scale pharmaceutical group based in China. TPG is engaged in the research and development, manufacturing and commercialisation across four major business sectors including traditional Chinese medicine, chemical and biological pharmaceuticals, high-end medical devices, and modern commercial logistics. The Company is ranked among China's top 500 enterprises.

About DRTG
DRTG (SHSE: 600329 / SGX: T14) is the core pharmaceutical manufacturing arm of TPG. DRTG is engaged in the research, development and manufacturing of Chinese herbal medicines, proprietary Chinese medicines, western medicine, and other products primarily in China. The company is also involved in the wholesale and retail of medicines in China. DRTG was founded in 1981 and listed on the Singapore Stock Exchange and the Shanghai Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: December 31, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary